Exhibit 99.1

Apollomics Appoints Matthew Plunkett, Ph.D. as Chief Financial Officer

FOSTER CITY, Calif., March 4, 2024 (GLOBE NEWSWIRE) — Apollomics Inc. (“Apollomics” or the “Company”), a clinical-stage biopharmaceutical company developing medicines to address difficult-to-treat cancers, today announced that Matthew Plunkett, Ph.D., has been appointed as Chief Financial Officer of Apollomics.

“It’s our pleasure to welcome Matt to the Apollomics team. We expect his financial strategy and business development expertise from working with development and commercial stage public companies to be a critical asset as we execute our clinical, regulatory and commercialization plans,” said Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “His appointment comes at a time of promising opportunity and growth for the company. We look forward to his contributions as we continue to execute on our vision of bringing vebreltinib and our other pipeline candidates through clinical trials and towards regulatory approval.”

Dr. Plunkett added, “I am excited to join Apollomics at such an important point in the Company’s growth. The data for vebreltinib in various c-Met driven malignancies is compelling, and I look forward to working with the Apollomics leadership team to advance this drug candidate through development and help bring it to patients who could benefit from its differentiated activity and profile.”

Dr. Plunkett brings to Apollomics over 25 years of diverse strategic and financial experience within the biopharmaceutical sector, most recently as Chief Financial Officer at Aeovian Pharmaceuticals. Prior to Aeovian, he was Chief Financial Officer at Imago Biosciences (acquired by Merck), where he led the efforts for the company’s $155 million Nasdaq initial public offering (IPO). He was previously Chief Financial Officer at Nkarta Therapeutics, where he led the efforts for its $290 million Nasdaq IPO. He has held positions including Chief Business Officer at CTI BioPharma (acquired by SOBI), a commercial stage hematology-oncology biopharmaceutical company, where he led a variety of financing and corporate development transactions. Earlier in his career, Dr. Plunkett held a variety of positions at CIBC World Markets and its U.S. successor Oppenheimer & Co., including Managing Director, Head of West Coast Biotechnology. Dr. Plunkett received his B.S. in chemistry from Harvey Mudd College and a Ph.D. in organic chemistry from the University of California, Berkeley.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia. For more information, please visit http://www.apollomics.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, are forward-looking statements. When used in this press release, the words “potential,” “could,” “should,” “will,” “may,” “believe,” “estimate,” “expect,” “look,” “forward,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Apollomics cautions you that its forward-looking statements are subject to unknown risks and uncertainties that could cause actual results to differ materially from those indicated in the Company’s forward-looking statements, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect intellectual property, and the risk of litigious claims, proceedings, litigation or other types of disputes related to Apollomics’ business, licenses or intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2022, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2023, under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the Company can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

CONTACTS

Investor Relations

Peter Vozzo

ICR Westwicke

Peter.Vozzo@westwicke.com

443-213-0505

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

646-866-4012

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